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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                        0-28065
                                                        ------------------------
                                                        SEC FILE NUMBER

                                                        [to be applied for]
                                                        ------------------------
                                                        CUSIP NUMBER

[ ] Form 10-K and 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-Q and 10-QSB

                                 [ ] Form N-SAR

         For the period ended: March 31, 2000

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the period ended:      N/A
                                    ---


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: This filing relates to the entire Form 10-Q for the quarterly period ended March 31, 2000.

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PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:   Internet Service Network, Inc. (formerly, Hawkeye
                           Corporation)


ADDRESS AND PHONE NUMBER:  204 East McKenzie Street, Unit D
                           Punta Gorda, Florida  33950
                           (941) 575-7878


PART II - RULE 12B-25(b)

         The registrant's Form 10-Q could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form.

PART III - NARRATIVE

         Internet Service Network, Inc. (the "Registrant") participated in a merger late in the quarter ended March 31, 2000. Subsequently, Registrant hired new public accountants, and the accountants are still working to complete the review of Registrant's financial statements. For these reasons management will not be able to timely file the Form 10-Q without unreasonable effort or expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Mary Beth M. Clary - (941) 593-2959

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                               [x] Yes       [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [ ] Yes       [x] No
EXPLANATION OF ANTICIPATED CHANGE

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         Internet Service Network, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized .


May 15, 2000                              /s/ Lesly Benoit
                                          -------------------------------------
                                          Lesly Benoit, Chief Financial Officer